EXHIBIT 99.1

Consolidated Interim Financial Statements

(An Exploration Stage Company)

For the Nine Months Ended September 30, 2008

(Unaudited and Expressed in Canadian Dollars)

Notice of No Auditor Review

The accompanying unaudited consolidated interim financial statements of Quaterra Resources Inc. have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent auditor has not performed a review of these consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Unaudited and Expressed in Canadian Dollars)

	Unaudited	Audited
	September 30, 2008	December 31, 2007
Assets
Current
Cash and cash equivalents	$609,674	$3,389,900
Other receivables	432,350	268,869
Prepaid and deposits	268,812	62,854
Amount due from Joint Venture Partner (Note 10(c))	382,556	581,124
	1,693,392	4,302,747
Prepaid and deposits	1,482	20,814
Equipment (Note 4)	228,498	180,452
Mineral properties (Note 5)	30,135,280	19,554,706
Reclamation bonds	259,794	139,492
Total Assets	$32,318,446	$24,198,211

Liabilities
Current
Accounts payable and accrued liabilities	$1,085,739	$1,079,779
Due to related parties	38,594	86,391
Current portion of promissory note (Note 5(h))	292,655	270,050
	1,416,988	1,436,220
Promissory note	–	270,050
Total Liabilities	1,416,988	1,706,270

Shareholders' Equity
Share capital (Note 6)	48,293,645	36,875,448
Commitment to issue shares (Note 9(d))	15,000	–
Contributed surplus	9,458,199	7,409,795
Deficit	(26,865,386)	(21,793,302)
Total Shareholders' Equity	30,901,458	22,491,941
Total Liabilities and Shareholders' Equity	$32,318,446	$24,198,211

Commitments (Note 9)
Subsequent events (Note 10)

Approved on behalf of the
Board of Directors:

“Thomas Patton”	“Robert Gayton”
Thomas Patton	Robert Gayton

The accompanying notes are an integral part of the consolidated financial statements

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
(Unaudited and Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Exploration Costs, net of recoveries	$267,439	$67,843	$455,274	$197,885

General Administrative Expenses
Administration	65,865	30,000	181,665	90,000
Amortization	20,476	13,843	57,547	31,029
Consulting	148,889	91,072	539,197	227,842
Directors and officers fees	31,666	19,808	57,166	36,308
Investor relations and communications	116,907	83,183	356,929	319,651
Office and general	153,141	41,794	398,940	138,616
Professional fees	118,464	23,361	537,885	195,078
Regulatory fees and taxes	28,452	4,378	131,605	53,465
Salaries and benefits	106,482	56,133	326,046	172,042
Stock based compensation (Note 6(c))	305,942	5,834,303	2,428,55	6,123,013
Transfer agent	9,295	5,888	22,475	19,186
Travel and promotion	47,944	35,931	123,458	130,848
	1,153,523	6,239,694	5,161,468	7,537,078

Operating Expenses	1,420,962	6,307,537	5,616,742	7,734,963

Other Income
Foreign exchange gain(loss)	432,199	(242,974)	432,518	(733,832)
Interest	17,572	54,205	53,169	207,329
Joint venture administration fee	33,570	–	58,971	–
	483,341	(188,769)	544,658	(526,503)

Loss for the period	(937,621)	(6,496,306)	(5,072,084)	(8,261,466)

Deficit, beginning of period	(25,927,765)	(16,255,258)	(21,793,302)	(14,490,098)

Deficit, end of period	$(26,865,386)	$(22,751,564)	$(26,865,386)	$(22,751,564)

Loss per share – basic and diluted	$(0.01)	$(0.08)	$(0.06)	$(0.10)

Weighted average number of shares outstanding	87,402,435	79,428,158	85,922,462	78,871,925

The accompanying notes are an integral part of the consolidated financial statements

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited and Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Operating Activities
Net loss for the period	$(937,621)	$(6,496,306)	$(5,072,084)	$(8,261,466)
Items not involving cash:
Amortization	20,476	13,843	57,547	31,029
Commitment to issue shares for services	(22,500)	–	15,000	–
Stock based compensation	305,942	5,834,303	2,428,555	6,123,013
Shares issued for services	45,000	22,500	67,500	45,000
Foreign exchange on promissory note	1,869	–	22,603	–
	(586,834)	(625,660)	(2,480,879)	(2,062,424)
Changes in non–cash working capital
Accounts receivable	(38,612)	(67,964)	(163,481)	(108,580)
Prepaid and deposits	25,613	(14,091)	(186,626)	(16,106)
Accounts payable and accrued liabilities	(101,156)	(346,298)	(35,797)	(153,682)
Due to related parties	(21,804)	(3,600)	(47,797)	(13,107)
Cash used in operating activities	(722,793)	(1,057,613)	(2,914,580)	(2,353,899)

Financing Activities
Shares issued for cash, net of issue costs	54,581	5,698,010	10,970,546	6,534,660
Payment of promissory note	(270,050)	–	(270,050)	–
Cash provided by financing activities	(215,469)	5,698,010	10,700,496	6,534,660

Investing Activities
Expenditures on mineral properties	(3,887,813)	(2,606,251)	(10,538,816)	(6,878,763)
Due from Joint Venture partner	(9,904)	(79,243)	198,568	(35,800)
Purchase of equipment	–	(62,064)	(105,592)	(121,761)
Purchase of reclamation bonds	(100,587)	(3,663)	(120,302)	(49,393)
Cash used in investing activities	(3,998,304)	(2,751,221)	(10,566,142)	(7,085,717)

Increase (decrease) in cash during the period	(4,936,566)	1,889,176	(2,780,226)	(2,904,956)

Cash and cash equivalents, beginning of period	5,546,240	4,318,600	3,389,900	9,112,732

Cash and cash equivalents, end of period	$609,674	$6,207,776	$609,674	$6,207,776
Supplemental Information
Interest received	$17,572	$53,101	$53,169	$212,318
Mineral property cost included in accounts payable	$942,370	$247,153	$942,370	$247,153
Share issued for services	$7,500	$22,500	$67,500	$45,000
Share issue costs	$555,319	$756	$555,319	$6,316
Share issued for mineral property	$–	$1,201,000	$–	$1,201,000

The accompanying notes are an integral part of the consolidated financial statements

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

	Common Shares		Commitment to	Share	Contributed
	Shares	Amount	Issue Shares	Subscription	Surplus	Deficit	Total
Balance as at December 31, 2006	78,104,820	$27,861,058	$–	$(17,500)	$3,709,557	$(14,490,098)	$17,063,017
Common shares issued for cash during the year:
Exercise of warrants	2,480,785	5,581,766					5,581,766
Exercise of options	2,108,500	1,288,515		17,500			1,306,015
Shares issued for mineral property acquisitions	200,000	586,000					586,000
Allotted for mineral property acquisitions	250,000	695,000					695,000
Shares issued for services	22,900	67,500					67,500
Fair value of options and warrants exercised		801,925			(801,925)		–
Share issue costs, net of future income taxes		(6,316)					(6,316)
Stock based compensation					4,502,163		4,502,163
Net loss for the year						(7,303,204)	(7,303,204)
Balance as at December 31, 2007	83,167,005	36,875,448	–	–	7,409,795	(21,793,302)	22,491,941
Common shares issued during the period:
Shares issued for cash, net of issue cost	3,482,500	10,414,556					10,414,556
Exercise of options	744,000	555,990					555,990
Shares issued for services	23,312	67,500					67,500
Fair value of options exercised		380,151			(380,151)		–
Commitment to issue shares for services			15,000				15,000
Stock based compensation					2,428,555		2,428,555
Net loss for the period						(5,072,084)	(5,072,084)
Balance as at September 30, 2008	87,416,817	$48,293,645	$15,000	$–	$9,458,199	$(26,865,386)	$30,901,458

The accompanying notes are an integral part of the consolidated financial statements

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

Quaterra Resources Inc. (the “Company”) is an exploration stage company incorporated under the laws of British Columbia. Its shares are listed on the TSX Venture Exchange under symbol “QTA” and the NYSE Alternext under symbol “QMM”.

The Company and its subsidiaries are engaged in the acquisition, exploration and development of mineral properties and have not yet determined whether these mineral properties contain ore reserves. The Company has not generated any operating revenue to date and has experienced recurring operating losses.

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharges of liabilities in the normal course of business. As of September 30, 2008, the Company had a net working capital of $276,404. The ability of the Company to meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management’s plan in this regard is to raise equity financing as required. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.	Significant Accounting Policy Changes

These unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2007 except as described below:

a) CICA Handbook Section 1535 - “Capital Disclosures”

Effective January 1, 2008, the Company adopted the recommendation of the CICA Handbook Section 1535, “Capital Disclosures”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance.

As required under Section 1535, the Company’s objectives, policies and processes for managing capital are as follows:

The Company manages its common shares, options and warrants as capital. As the Company is in the exploration stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its various properties for the benefits of its stakeholders. The Company primarily uses stock options to retain and provide future incentives to key employees and members of the management team. The granting of stock options is approved by the Board of Directors.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

2.	Significant Accounting Policy Changes (Continued)

b) Financial Instrument CICA Handbook Section 3862 and 3863

Effective January 1, 2008, the Company also adopted the recommendations of the CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation”. CICA Handbook Section 3862 modifies the disclosure requirements for Section 3861, “Financial Instruments - Disclosure and Presentation”, including required disclosure for a) the assessment of the significance of financial instruments for an entity’s financial position and performance; and b) the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. The Section requires the Company to account for certain financial assets and liabilities at fair value at each balance sheet date.

See Note 3 for disclosures related to financial instruments.

c) New Accounting Pronouncements

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for public companies in Canada (i.e. IFRS will replace Canadian GAAP for public companies). The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2009. While the Company has begun assessing the adoption of IFRS for 2011 or earlier, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Financial Instruments

a.

Fair Value: As at September 30, 2008, the recorded amounts for cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and due to related party approximate their fair value due to their short-term nature. The Company has designated its cash and cash equivalents as held for trading assets.

	b.	Interest Rate Risk: The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

c.

Credit Risk: The Company does not currently generate any revenues from sales to customers nor does it hold derivative type of instruments that would require a counterparty to fulfill a contractual obligation.

Financial instruments that potentially subject the Company to credit risk consist of due from its Joint Venture partner for shared exploration costs and cash and cash equivalents or short-term investment. The Company has mitigated the risks by holding the property as collateral and placing its cash and cash equivalents or short-term investment with Canadian chartered banks and U.S. commercial banks with a DBRS, Standard and Poor’s or/and Moody’s rating of single A or better.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

3.	Financial Instruments (Continued)

d.

Currency Risk: The Company is exposed to currency risk to the extent expenditures incurred or funds received by the Company are denominated in currencies other than the Canadian dollar (primarily US dollars and Mexican pesos). The Company does not manage the currency risks through hedging or other currency management tools.

e.

Derivatives – Mineral Properties: The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

4.	Equipment

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$14,943	$22,539
Equipment	42,327	19,488	22,839
Furniture	39,387	8,921	30,466
Software	52,452	33,147	19,305
Vehicles	195,140	61,791	133,349
September 30, 2008	$366,788	$138,290	$228,498

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$23,249	$6,916	$16,333
Equipment	34,780	14,511	20,269
Furniture	27,045	2,463	24,582
Software	35,829	22,066	13,763
Vehicles	140,293	34,788	105,505
December 31, 2007	$261,196	$80,744	$180,452

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

5.	Mineral Properties

The Company follows the policy of capitalizing all acquisition, exploration and development costs relating to the mineral properties. The amounts shown for mineral properties represent costs incurred to date, less recoveries; and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the property is abandoned or sold.

The Company has interests in several mineral resources properties in Mexico and the United States. The total capitalized deferred exploration and acquisition costs of mineral properties were as follow:

Mineral Properties		United States
	Uranium	MacArthur	Alaska	Yerinton	Other	Subtotal
	Properties	Copper	Cu–Ni–Gold	Copper	Properties	United States
Balance, December 31, 2007	$6,475,720	$2,932,728	$2,783,875	$1,256,078	$1,413,048	$14,861,449

Additions:
Acquisition	569,897	286,667	51,943	189,585	197,679	1,295,771
Assays and surveys	38,373	538,725	186,839	127,130	12,867	903,934
Camp costs	65,276	177,320	11,807	5,972	3,692	264,067
Drilling services	1,506,713	2,010,101	36,549	–	–	3,553,363
Equipment rental	3,863	137,536	839	–	33	142,271
Exploration support	88,782	212,051	78,466	4,932	1,775	386,005
Field supplies	13,642	85,912	2,366	–	5,844	107,764
Geological services	658,397	868,835	159,732	228,161	55,568	1,970,693
Project management	68,779	59,552	3,913	635	–	132,879
Travel	26,666	31,107	12,679	2,766	1,795	75,014
Vehicle expneses	74,546	120,559	1,722	11,648	4,845	213,320
	3,114,934	4,528,365	546,855	570,829	284,098	9,045,081
Balance, September 30, 2008	$9,590,654	$7,461,093	$3,330,730	$1,826,907	$1,697,146	$23,906,530

5.	Mineral Properties (Continued)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

Mineral Properties		Mexico
	Nieves	Crestones	Mirasol – America	Other	Subtotal
	Silver	Gold–Silver	Gold–Silver	Properties	Mexico
Balance, December 31, 2007	$2,405,889	$1,446,523	$682,064	$158,781	$4,693,257

Additions:
Acquisition	52,143	6,101	31,154	52,513	141,911
Assays and surveys	74,848	–	112,061	23,216	210,125
Camp costs	15,570	2,600	38,725	2,787	59,682
Drilling services	351,521	–	360,026	–	711,548
Equipment rental	–	–	8,104	–	8,104
Exploration support	11,717	932	105,678	2,605	120,932
Field supplies	15,738	1,520	956	–	18,214
Geological services	18,333	3,321	4,689	1,249	27,592
Project management	54,718	9,089	95,240	26,023	185,070
Travel	2,237	55	18,977	26	21,293
Vehicle expneses	8,229	5,580	16,412	800	31,022
	605,054	29,198	792,022	109,219	1,535,493
Balance, September 30, 2008	$3,010,943	$1,475,721	$1,474,086	$268,000	$6,228,750

(a)	Uranium Properties, United States

Pursuant to an August 2006 agreement with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company has paid US$90,000 acquisition costs up to date and is required to make US$100,000 on August 10, 2009.

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. Up to September 30, 2008, the Company has paid US$165,000 and issued 600,000 common shares. The Company is required to pay US$135,000 and US$200,000 on September 6, 2009 and 2010 respectively.

In April and June 2008, new breccia pipes with high-grade uranium mineralization were discovered using a VTEM geophysical system. Additional drilling is planned later this year.

In September 2008, three environmental groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona Strip and economic viability of the Company’s Arizona uranium project. The Company believes the lawsuit is without legal merit and is pursuing other procedures to protect its interests.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

5.	Mineral Properties (Continued)

	(b)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. Up to September 30, 2008, the Company has paid US $210,000 and incurred US $500,000 in exploration expenditures by January 15, 2008, and may elect to acquire the property by making further payments of US$125,000 and US$2,420,000 on January 15, 2009 and 2010 respectively.

The Company has completed approximately 77,500 feet of drilling in 180 holes since the drilling program commenced in April 2007. At September 30, 2008, one rig was drilling on the project.

The Company has retained Tetra Teck Inc. of Denver, Colorado, to complete a NI43-101 compliant technical report and resource estimate for MacArthur project. The study is in progress and is expected to be completed before the end of this year. To expedite completion of the study, the drilling program will be temporarily discontinued from the middle of October until the end of the year.

	(c)	Alaskan Properties, United States

The Company’s 100%-owned Duke Island Cu-Ni-PGE prospect is located in southeast Alaska. The project consists of 129 unpatented Federal lode mining claims and 11 state of Alaska mining claims that cover an area of six square miles of multiple-use lands open to mineral development. In early 2008, a survey was conducted to identify new drilling targets. The Company is currently reviewing the survey data to determine if any of the identified anomalies have potential for massive copper-nickel mineralization.

In October 2007, the Company acquired the Herbert Glacier gold property in the historic Juneau Gold Belt of southeast Alaska. The Herbert Glacier property consists of 91 unpatented Federal lode mining claims that host four main composite vein-fault structures with ribbon structure quartz-sulfide veins.

	(d)	Nieves Concessions, Mexico

The Company owns a 50% interest in the Nieves silver property located in northern Zacatecas, Mexico. The project occurs within a northwest trending mineral belt which hosts many of the world’s premier silver deposits. The joint venture partners drilled 24 core holes totalling 6,173 meters from May to August 2008, and have defined 400-meter-long-zone of silver mineralization. All data are being analyzed and modelled in preparation for an updated NI43-101 report which will include a resource estimate. All work plans are made in consultation with the US-based Joint Venture partner Blackberry Ventures 1, LLC (“Blackberry”), which will continue to contribute its share of ongoing exploration costs.

During the nine months ended September 30, 2008, the Company has received US$874,752 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

5.	Mineral Properties (Continued)

	(e)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate U.S. court to the acquisition of all Arimetco assets in the Yerington Mining District by a subsidiary of the Company. The purchase price comprises US$500,000 cash, 250,000 shares of the Company common stock and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by the Company in the Yerington and MacArthur mine areas. The original 180-day review period which began on July 13, 2007 was extended for an additional 240 day period to October 17, 2008.

An environmental assessment has been completed as part of the Company’s due diligence. Subject to successful completion of due diligence, the Company plans to execute the option to acquire the property and explore the property as part of its ongoing exploration drilling program at MacArthur.

As at September 30, 2008, the Company has paid a US$150,000 non-refundable deposit and issued 250,000 common shares for the purchase option.

	(f)	Mirasol and Americas, Mexico

The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico roughly halfway between the cities of Durango and Torreon in the central part of Mexico Silver Belt or Fajoa de Plata. The two projects consist of 13 exploration concessions that total 82,926 hectares (320.18 square miles) and are 100%-owned by the Company’s Mexico subsidiary Agua Tierra SA de CV.

A reconnaissance drilling program started in May 2008 for Mirasol project. Additional geological mapping survey, IP and magnetic surveys are planned to be followed by a second RC scout drilling to test for additional feeders and a core drilling program to test the known feeders at depth.

The Las Americas prospect in the far west portion of the Mirasol concessions is an extension of the San Sebastian hydrothermal system. The property encompasses an elongate, northeasterly-trending zone of hydrothermally altered rhyodacite and several large white silica “Crestones” or veins that are up to a kilometre along strike. A 2,500-meter diamond core drill program has commenced for this property.

The work plan for Americas is to extend the geological mapping survey east towards Mirasol, cover the identified targets with a grid IP-magnetic geophysical survey and test the best targets with a core drilling program.

	(g)	Crestones Property, Mexico

The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

5.	Mineral Properties (Continued)

	(h)	East Durango, Mexico

On September 30, 2008, the Company and EXMIN Resources Inc. entered a joint venture agreement allowing the Company to earn a 75%-ineterest in EXMIN’s East Durango Property, Mexico.

The East Durango property consists of the 11,181-hectare Tecolote concession which is 100%-owned by EXMIN’s Mexico subsidiary. EXMIN’s Tecolote concession abuts and is directly north of the Company’s Mirasol-Americas projects. Under the terms of the agreement, the Company can earn 75% interest in the East Durango property by spending US$500,000 in exploration plus annual property payment to EXMIN that total US$100,000 over a four-year period. As of September 30, 2008, US$20,000 property payment has been made.

	(i)	Cave Peak Molybdenum Prospect and Other Properties, Mexico and United States

In July 2008, the Company announced the acquisition of a mining lease with the General Land Office, State of Texas, on 523.746 acres in Cullberson County, Texas, covering all or parts of three breccia pipes. Historic drilling at the Main pipe identified a large mineralized system with high-grade molybdenum mineralization that is open at depth; two other nearby breccia pipes have to be evaluated.

Other properties of the Company include the SW Tintic, Gray Hills, Peg Leg, Carbon County, Cave Peak, Copper Canyon and Wassuk Copper properties in the United States, and Jaboncillos, Cerro Blanco, East Durango, Inde and La Reforma properties in Mexico. All these properties all are in the initial stages of exploration. Data from prior activities is limited or in the process of being acquired and studied. Total expenditures by the Company to date are minimal.

The Company has a promissory note of US$550,000 for its S.W. Tintic Claims in Juab County, Utah. The US $550,000 note has a term of two years starting August 29, 2007, with no interest. The Company has guaranteed full payment of this note and paid US$275,000 on August 29, 2008.

6.	Share Capital

	a.	Common stock: authorized unlimited common shares without par value.

On April 16, 2008 the Company completed a non-brokered private placement of 3,482,500 units at a price of US$3.20 per unit for total proceeds of US$11,144,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of US$4.20 per warrant share until October 17, 2009. In the event the Company’s shares trade at a closing price of greater than US$5.50 per share for a period of 15 consecutive days at any time after six months from April 16, 2008, the Company may accelerate the expiry date of the warrants by providing notice to the shareholders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	Share Capital (Continued)

b.	Warrants

	September 30, 2008		December 31, 2007
		Weighted
		Average		Weighted
	Number of	Exercise Price	Number of	Average
	Warrants	(US$)	Warrants	Exercise Price
Outstanding, beginning of period	–	$–	2,623,928	$2.25
Issued	1,741,250	4.20	–	–
Exercised	–	–	(2,480,785)	2.25
Expired	–	–	(143,143)	2.25
Outstanding, end of period	1,741,250	$4.20	–	$–

c.	Stock Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to directors, executive officers, employees and consultants. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options is presented below:

	September 30, 2008		December 31, 2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	5,559,500	$1.99	5,427,000	$0.92
Granted	2,390,000	3.31	2,261,000	3.29
Exercised	(744,000)	0.75	(2,108,500)	0.84
Forfeited	–	–	(20,000)	3.33
Outstanding, end of period	7,205,500	$2.55	5,559,500	$1.99

As at September 30, 2008, the Company had outstanding stock options for the purchase of an aggregate 7,205,500 common shares as follows:

6.	Share Capital (Continued)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

c.	Stock Options (Continued)

Options Outstanding				Options Exercisable
		Weighted				Weighted
	Weighted	Average			Weighted	Average
	Average	Remaining			Average	Remaining
Number	Exercise Price	Contractual Life	Expiry Date	Numer	Exercise Price	Contractual Life
5,000	$0.34	0.19	December 8, 2008	5,000	$0.34	0.19
95,000	0.62	0.48	March 25, 2009	95,000	0.62	0.48
285,200	0.35	1.86	August 9, 2010	285,200	0.35	1.86
200,000	0.40	2.28	January 9, 2011	200,000	0.40	2.28
125,000	1.04	2.49	March 27, 2011	125,000	1.04	2.49
75,000	1.00	2.63	May 19, 2011	75,000	1.00	2.63
100,000	1.12	2.70	June 12, 2011	100,000	1.12	2.70
1,439,300	1.55	2.82	July 28, 2011	1,439,300	1.55	2.82
100,000	1.55	2.89	August 23, 2011	100,000	1.55	2.89
100,000	1.50	2.99	September 25, 2011	100,000	1.50	2.99
100,000	2.05	3.22	December 18, 2011	100,000	2.05	3.22
75,000	2.65	3.28	January 11, 2012	75,000	2.65	3.28
25,000	2.70	3.39	February 21, 2012	25,000	2.70	3.39
2,011,000	3.33	4.05	July 20, 2012	2,011,000	3.33	4.05
80,000	3.33	3.85	August 7, 2012	80,000	3.33	3.85
200,000	3.45	4.50	March 31, 2013	200,000	3.45	4.50
2,190,000	3.30	4.72	June 19, 2013	887,500	3.30	4.72
7,205,500	$2.56	3.65		5,903,000	$2.40	3.42

The total fair value of $2,428,555 for options expensed during the period ended September 30, 2008 is listed below using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2008		September 30, 2007
	Number		Number
	of Options	Stock–based	of Options	Stock–based
	Issued	Compensation	Issued	Compensation

Consulting	975,000	$668,346	1,115,000	$3,047,297
Directors and officers	1,095,000	1,357,682	855,000	2,411,637
Empoloyees	320,000	402,527	241,000	664,079
Total	2,390,000	$2,428,555	2,211,000	$5,458,934

6.	Share Capital (Continued)

c.	Stock Options (Continued)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

	September 30, 2008	December 31, 2007	September 30, 2007
Risk–free interest rate	3.84%	4.57%	4.57%
Expected share price volatility	85.79%	89.42%	151.79%
Expected option life in years	3.0	3.0	3.0
Expected dividend yield	0%	0%	0%

7.	Related Party Transactions

The Company had the following related party transactions during the nine months ended September 30, 2008:

	a.	$440,399 service charges (2007 - $213,487) paid to a private firm of which a director is the principal for administration, accounting, office space, and corporate development services;

	b.	$42,833 consulting fees (2007 - $29,250) paid to a company of which an officer is the principal;

	c.	$12,328 legal fees (2007 - $9,918) to a law firm of which a director is the principal; and

	d.	$32,500 investor relations (2007 - $18,750) paid to a consulting firm of which a former officer is the principal.

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

8.	Segmented Information

The Company has only one industry segment, the exploration of mineral properties. The Company’s major non- current assets are distributed by geographic locations as follows:

	September 30, 2008				December 31, 2007
		Mineral	Reclamation			Mineral	Reclamation
	Equipment	Property	Bond	Total	Equipment	Property	Bond	Total
Canada	$12,756	$–	$–	$12,756	$22,335	$–	$–	$22,335
Mexico	65,439	6,228,750	–	6,294,189	56,276	4,693,257	–	4,749,533
U.S.A	150,303	23,906,530	259,794	24,316,627	101,841	14,861,449	139,492	15,102,782
Total	$228,498	$30,135,280	$259,794	$30,623,572	$180,452	$19,554,706	$139,492	$19,874,650

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

9.	Commitments

The Company has following commitments in respect to mineral option payments, office space leases and service agreements:

	Mineral	Office Lease (2)	Service
	Properties (1)		Agreements (3)
				Total
Year ending December 31, 2008	$156,437	$11,400	$87,000	$254,837
Year ending December 31, 2009	1,047,705	–	168,000	1,215,705
Year ending December 31, 2010	3,029,777	–	168,000	3,197,777
Year ending December 31, 2011	949,266	–	168,000	1,117,266
Year ending December 31, 2012	840,718	–	84,000	924,718
Year ending December 31, 2013	659,804	–		659,804
Year ending December 31, 2014	659,804	–		659,804
Year ending December 31, 2015	872,644	–		872,644
Year ending December 31, 2016	287,334	–		287,334
Year ending December 31, 2017	287,334	–		287,334
Year ending December 31, 2018	31,926	–		31,926
	$8,822,750	$11,400	$675,000	$9,509,150

a.

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. Details of the mineral properties obligations are described in Note 5 of the audited financial statements as at December 31, 2007.

b.	The Company has commitments for two operating leases on a year to year basis for office space in Yerington, Nevada, and Kanab, Utah, in the United States for a combined monthly lease of US$3,800.

c.

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development at a monthly fee of $14,000. The agreement can be cancelled at anytime upon one year notice. The current expiry date is June 30, 2012.

d.

In January 2007, the Company engaged Roman Friedrich & Company Ltd. (“Roman”) to provide financial and advisory services to the Company. The retainer fee is $15,000 per month of which $7,500 is to be paid in cash and the remaining $7,500 is payable in common shares of the Company subject to regulatory approval. As of September 30, 2008, $15,000 is to be paid in shares for the service received form August to September 2008. The agreement was renewed for another year in 2008 and will expire in January 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

10.	Subsequent Events

The following occurred subsequent to September 30, 2008:

	a.	US$25,000 was paid to extend the Yerington property’s due diligence review to February 16, 2009.

	b.	Assay results for the remaining eight drill holes at joint venture Nieves silver property was announced with silver mineralization.

	c.	US$359,477 was received from joint venture partner for its share in the on-going exploration costs at the Nieves property.

d.

On October 28, 2008, the Company announced that it was seeking TSX Venture Exchange (“Exchange”) approval for a non-brokered private placement of up to US$5,000,000 by way of Non- Transferrable Convertible Promissory Notes (“Notes”) in the ratio of US$0.60 of Note equals one unit where one unit is equal to one common share and one full warrant to buy one common share. The Notes will have a term of two years from the date of issuance unless previously converted or redeemed and will bear interest at rate of 10% per annum payable at maturity or upon conversion or redemption. If the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10 consecutive trading days after the first four months of the issuance, the Notes outstanding shall automatically be deemed to have been redeemed and converted into units in the ratio of US$0.60. Any interest payable will be converted into common shares of the Company at the market rate on the date of conversion.

e.

Subject to TSX Venture Exchange approval, the Company entered into an option agreement with Willow Creek Discovery Group, LLC to acquire 129 unpatented mining claims located in Granite County, Montana, United States. Under the terms of the agreement, the Company was required to pay US$2,455,000 lease payment over six years and issue 100,000 common shares on the first and second anniversary respectively.

11.	Comparative Figures

Certain 2007 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2008.

12.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Detailed reconciliation of Canadian GAAP and US GAAP is discussed in Note 12 in the year end audited financial statements December 31, 2007.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

12.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

Reconciliation of total assets, liabilities and stockholders’ equity:

	September 30, 2008	December 31, 2007
Total assets – Canadian GAAP	$32,318,446	$24,198,211
Expensed expenditures on resource properties	(22,890,909)	(13,110,749)
Total assets – US GAAP	$9,427,537	$11,087,462

Total liabilities – Canadian & US GAAP	$1,416,988	$1,706,270

Total equity – Canadian GAAP	30,901,458	22,491,941
Expenditures on resource properties	(22,890,909)	(13,110,749)
Total equity – US GAAP	8,010,549	9,381,192
Total Liability and Shareholders' Equity per US GAAP	$9,427,537	$11,087,462

Reconciliation of net loss reported in Canadian GAAP and US GAAP:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Loss for period – Canadian GAAP	$(937,621)	$(6,496,306)	$(5,072,084)	$(8,261,466)
Expenditures on mineral properties	(3,898,251)	(2,397,415)	(9,780,160)	(5,433,738)
Net loss for period – US GAAP	(4,835,872)	(8,893,721)	(14,852,244)	(13,695,204)
Deficit, Beginning of period per US GAAP	(44,920,423)	(24,487,946)	(34,904,051)	(19,686,463)
Deficit, end of period – US GAAP	$(49,756,295)	$(33,381,667)	$(49,756,295)	$(33,381,667)

Net loss per share – Canadain GAAP	$(0.01)	$(0.08)	$(0.06)	$(0.10)
Total difference	$(0.04)	$(0.03)	$(0.11)	$(0.07)
Net loss per share – US GAAP	$(0.06)	$(0.11)	$(0.17)	$(0.17)
Weighted average number of share outstanding	86,649,405	79,428,158	85,922,462	78,871,925

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

12.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

Reconciliation of cash flows reported in Canadian GAAP and US GAAP:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Operating activities – Canadian GAAP	$(722,793)	$(1,057,613)	$(2,914,581)	$(2,353,899)
Adjustments for mineral expenditures	3,898,251	2,397,415	9,780,160	(5,433,738)
Cash used in operating actitivies – US GAAP	3,175,458	1,339,802	6,865,580	(7,787,637)

Investing activities – Canadian GAAP	(3,998,303)	(2,751,221)	(10,566,141)	(7,085,717)
Reclassification of expenditures on mineral
property	(3,898,251)	(2,397,415)	(9,780,160)	5,433,738
Cash used in investing actitivies – US GAAP	(7,896,554)	(5,148,636)	(20,346,302)	(1,651,979)
Cash provided by financing activities – Canadian
& US GAAP	(215,469)	5,698,010	10,700,496	6,534,660

(Decrease) increase in cash during the period	(4,936,566)	1,889,176	(2,780,226)	(2,904,956)

Cash, beginning of period	5,546,240	4,318,600	3,389,900	9,112,732

Cash, end of period – US GAAP	$609,674	$6,207,776	$609,674	$6,207,776